BOLT BIOTHERAPEUTICS, INC.

The following is a list of subsidiaries of the Company as of December 31, 2025, omitting some subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

SUBSIDIARY (Name under which subsidiary does business)	STATE OR OTHER JURISDICTION OF CORPORATION OR ORGANIZATION
Bolt Biotherapeutics Australia PTY LTD	Australia